Interim Condensed Consolidated Financial Statements

March 31, 2014

(Expressed in U.S. dollars)

NOTICE TO READER

These interim condensed consolidated financial statements of Loncor Resources Inc. as at and for the three months ended March 31, 2014 have been prepared by management of Loncor Resources Inc. The auditors of Loncor Resources Inc. have not audited or reviewed these interim condensed consolidated financial statements.

Contents

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Interim Condensed Consolidated Statements of Financial Position		4

Interim Condensed Consolidated Statements of Comprehensive Loss		5

Interim Condensed Consolidated Statements of Changes in Equity		6

Interim Condensed Consolidated Statements of Cash Flows		7

NOTES TO INTERIM CONSOLIDATED CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information	8

2.	Basis of Preparation	8

3.	Summary of Significant Accounting Policies	8

4.	Subsidiaries	10

5.	Advances receivable	10

6.	Related party transactions	10

7.	Property, Plant and Equipment	11

8.	Exploration and Evaluation Assets	12

9.	Intangible Assets	12

10.	Segmented Reporting	13

11.	Accounts Payable	13

12.	Share Capital	13

13.	Share-Based Payments	14

14.	Commitments	15

15.	Financial risk management objectives and policies	16

16.	Supplemental cash flow information	18

17.	Employee retention allowance	18

Loncor Resources Inc.

Consolidated Statements of Financial Position

(Expressed in U.S. dollars - unaudited)

	Notes	March 31, 2014	December 31, 2013
		$	$
Assets
Current Assets
Cash and cash equivalents		81,957	324,928
Advances receivable	5	258,808	388,763
Due from related parties	6	97,727	41,946
Prepaid expenses and deposits		114,422	88,560
Total Current Assets		552,914	844,197

Non-Current Assets
Property, plant and equipment	7	342,143	444,486
Exploration and evaluation assets	8	31,268,556	30,893,458
Intangible assets	9	1	1
Total Non-Current Assets		31,610,700	31,337,945

Total Assets		32,163,614	32,182,142

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	11	399,160	261,299
Accrued liabilities		243,505	307,535
Due to related parties	6	109,268	5,088
Employee retention allowance	17	635,164	629,554
Current and Total Liabilities		1,387,097	1,203,476

Commitments	14

Shareholders' Equity
Share capital	12	75,715,014	75,715,014
Reserves		8,071,806	8,035,188
Deficit		(53,010,303)	(52,771,536)
Total Shareholders' Equity		30,776,517	30,978,666
Total Liabilities and Shareholders' Equity		32,163,614	32,182,142

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		73,439,732	73,439,732

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.

Consolidated Statements of Comprehensive Loss

(Expressed in U.S. dollars - unaudited)

		For the three months ended
	Notes	March 31, 2014	March 31, 2013
		$	$
Expenses
Consulting, management and professional fees		18,325	91,852
Employee benefits		49,646	282,736
Office and sundry		135,017	98,417
Compensation expense-share-based payment	13	23,116	83,488
Travel and promotion		8,203	36,906
Depreciation		8,422	8,991
Interest and bank expenses		112	860
Foreign exchange (gain) loss		(3,856)	189,486
		(238,985)	(792,736)
Interest income		218	23,562

Loss before income tax		(238,767)	(769,174)

Comprehensive loss for the period		(238,767)	(769,174)

Loss per share, basic and diluted	12c	(0.00)	(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.

Consolidated Statements of Changes in Equity

(Expressed in U.S. dollars - unaudited)

		Common shares
	Notes	Number of shares	Amount	Reserves	Deficit	Total Shareholders' equity
Balance at January 1, 2013		73,439,732	$75,715,014	$7,618,203	$(25,547,085)	$57,786,132

Loss for the year		-	-	-	(769,174)	(769,174)
Share-based payments	13	-	-	141,917	-	141,917
Balance at March 31, 2013		73,439,732	$75,715,014	$7,760,120	$(26,316,259)	$57,158,875

Loss for the year		-	-	-	(26,455,277)	(26,455,277)
Share-based payments	13	-	-	275,068	-	275,068
Balance at December 31, 2013		73,439,732	$75,715,014	$8,035,188	$(52,771,536)	$30,978,666

Loss for the period		-	-	-	(238,767)	(238,767)
Share-based payments	13	-	-	36,618	-	36,618
Balance at March 31, 2014		73,439,732	$75,715,014	$8,071,806	$(53,010,303)	$30,776,517

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars - unaudited)

		For the three months ended
	Notes	March 31, 2014	March 31, 2013
		$	$

Cash flows from operating activities
Loss for the period		(238,767)	(769,174)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		8,422	8,991
Share-based payments - employee compensation	13	23,116	83,488
Share-based payments - consultant fees	13	-	2,466
Employee retention allowance	17	2,814	19,078
Gain on disposition of capital assets	7	(4,576)	-
Changes in non-cash working capital
Advances receivable		135,588	(135,467)
Prepaid expenses and deposits		(25,862)	185,764
Due from related parties		(55,781)	(5,532)
Accounts payable		200,947	(129,434)
Accrued liabilities		(77,038)	(81,800)
Net cash used in operating activities		(31,137)	(821,620)

Cash flows from investing activities
Acquisition of property, plant, and equipment		-	(172,487)
Disposition of capital assets		39,600	-
Expenditures on exploration and evaluation assets		(355,614)	(2,822,997)
Net cash used in investing activities		(316,014)	(2,995,484)

Cash flows from financing activities
Due to related parties		104,180	-
Net cash provided from financing activities		104,180	-

Net decrease in cash during the period		(242,971)	(3,817,104)
Cash and cash equivalents, beginning of the period		324,928	10,741,699
Cash and cash equivalents, end of the period		81,957	6,924,595

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.

Notes to Consolidated Financial Statements

As at and for the three months ended March 31, 2014 and March 31, 2013

(Expressed in U.S. dollars, except for per share amount - unaudited)

1.	Corporate Information

Loncor Resources Inc. (the "Company") is a corporation governed by the Ontario Business Corporations Act. The principal business of the Company is the acquisition and exploration of mineral properties.

These interim condensed consolidated financial statements as at and for the three month period ended March 31, 2014 include the accounts of the Company and of its wholly owned subsidiaries in the Democratic Republic of the Congo (the “Congo”), Loncor Resources Congo Sprl, and in the U.S., Nevada Bob’s Franchising, Inc., respectively.

The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange and on the NYSE MKT LLC. The head office and principal place of business of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.	Basis of Preparation

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has not generated revenues from operations. The Company produced a net loss of $238,767 for the three month period ended March 31, 2014, and, as of that date, the Company’s accumulated deficit was $53,010,303 which casts substantial doubt on the Company’s ability to continue as a going concern. The Company is subject to the risks and challenges experienced by other companies at a comparable stage. These risks include, but are not limited to, continuing losses and the ability to secure adequate financing or to complete corporate transactions to meet the minimum capital required to successfully complete its projects and fund other operating expenses. Development of the Company’s current projects to the production stage will require significant financing. Given the current economic climate, the ability to raise funds may prove difficult. The consolidated financial statements do not reflect adjustments to the carrying amount of assets and liabilities and the reported expenses and financial position classifications that would be necessary should the going concern assumption not be appropriate.

a)	Statement of compliance

These interim condensed consolidated financial statements as at and for the three month period ended March 31, 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The disclosure contained in these interim condensed consolidated financial statements does not include all the requirements in IAS 1 Presentation of Financial Statements (“IAS 1”). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended December 31, 2013, which include information necessary to understand the Company’s business and financial statement presentation.

b)	Basis of measurement

These interim condensed consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets which are presented at fair value.

3.	Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently by all group entities and to all periods presented in these interim condensed consolidated financial statements, unless otherwise indicated.

Loncor Resources Inc.

Notes to Consolidated Financial Statements

As at and for the three months ended March 31, 2014 and March 31, 2013

(Expressed in U.S. dollars, except for per share amount - unaudited)

a)	Basis of Consolidation

i.	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company’s wholly-owned subsidiaries (see note 4).

ii.	Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

b)	Use of Estimates and Judgments

The preparation of these interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

c)	Newly Applied Accounting Standards

The following new and revised standards and interpretations were adopted as of January 1, 2014:

•	IAS 32, “Financial Instruments: Presentation” (amendment);
•	IAS 36, “Impairment of Assets” (amendment);
•	IAS 39, “Financial Instruments: Recognition” (amendment);
•	IFRIC 21, “Levies” (new);

The adoption of these new and revised standards and interpretations did not have a significant impact on the Company’s consolidated financial statements.

d)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9, Financial instruments (“IFRS 9”) intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety with IFRS 9. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The mandatory effective date was previously January 1, 2015 and has since been removed with the effective date to be determined when the remaining phases of IFRS 9 are completed. Once it is complete, the Company will be evaluating the impact the final standard is expected to have on its consolidated financial statements.

Loncor Resources Inc.

Notes to Consolidated Financial Statements

As at and for the three months ended March 31, 2014 and March 31, 2013

(Expressed in U.S. dollars, except for per share amount - unaudited)

4.	Subsidiaries

The following table lists the Company’s subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Loncor Resources Congo SPRL	Democratic Republic of the Congo	100%	Mineral Exploration
Nevada Bob's Franchising, Inc.	Delaware, USA	100%	Dormant

5.	Advances receivable

	March 31, 2014	December 31, 2013

Advances receivable	$258,808	$388,763

The total balance of $258,808 for advances receivable (December 31, 2013 - $388,763) relates to exploration and evaluation expenditures.

6.	Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a)	Key Management Remuneration

Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three months ended March 31, 2014 and March 31, 2013 was as follows:

	Three months ended
	March 31, 2014	March 31, 2013
Salaries	$11,971	$254,560
Employee retention allowance	$998	$16,909
Compensation expense-share-based payments	$22,016	$85,528
	$34,985	$356,997

b)	Other Related Parties

As at March 31, 2014, an amount of $97,727 was due from Delrand Resources Limited (“Delrand”) and Banro Corporation (“Banro”), companies with common directors, related to common expenses in the Congo (December 31, 2013 - $41,946). Included in this balance of $97,727 is an amount of $94,986 due from Banro for the sale of IP equipment.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the three months ended March 31, 2014 and March 31, 2013
(Expressed in U.S. dollars, except for per share amount - unaudited)

As at March 31, 2014, an amount of $109,268 was due to Banro related to common expenses in the Congo (December 31, 2013 - $5,088).

	March 31, 2014	December 31, 2013
	$	$
Due from related party	97,727	41,946
Due to related parties	109,268	5,088

The amounts included in the due from/to related party are non-interest bearing and are payable within 12 months.

7.	Property, Plant and Equipment

The Company’s property, plant and equipment are summarized as follows:

	Furniture & fixtures	Office & Communication equipment	Vehicles	Field camps and equipment	Leasehold improvements	Geophysical equipment	Total
	$	$	$	$	$	$	$
Cost
Balance at January 1, 2013	159,401	209,850	410,841	671,467	84,906	-	1,536,465
Additions	1,200	3,669	-	40,990	-	151,767	197,626
Disposals	-	-	-	(12,800)	-	(151,767)	(164,567)
Balance at December 31, 2013	160,601	213,519	410,841	699,657	84,906	-	1,569,524
Additions	-	-	-	-	-	-	-
Disposals	-	-	(186,881)	-	-	-	(186,881)
Balance at March 31, 2014	160,601	213,519	223,960	699,657	84,906	-	1,382,643

Accumulated Depreciation
Balance at January 1, 2013	113,009	120,101	251,922	284,165	18,025	-	787,222
Depreciation for the year	8,828	52,458	102,710	159,899	24,321	28,456	376,672
Disposals	-	-	-	(10,400)	-	(28,456)	(38,856)
Balance at December 31, 2013	121,837	172,559	354,632	433,664	42,346	-	1,125,038
Depreciation for the year	1,938	11,770	7,994	38,478	6,080	-	66,260
Disposals	-	-	(150,798)	-	-	-	(150,798)
Balance at March 31, 2014	123,775	184,329	211,828	472,142	48,426	-	1,040,500

Carrying amounts
Balance at December 31, 2013	38,764	40,960	56,209	265,993	42,560	-	444,486
Balance at March 31, 2014	36,826	29,190	12,132	227,515	36,480	-	342,143

During the three months ended March 31, 2014, depreciation in the amount of $57,838 (three months ended March 31, 2013 - $82,471) was capitalized to exploration and evaluation.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the three months ended March 31, 2014 and March 31, 2013
(Expressed in U.S. dollars, except for per share amount - unaudited)

8.	Exploration and Evaluation Assets

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its mineral properties in the Congo:

	North Kivu	Ngayu	Total

Cost
Balance at January 1, 2013	9,250,822	38,854,379	48,105,201
Additions	535,380	7,904,320	8,439,700
Impairment loss	-	(25,801,443)	(25,801,443)
Balance at December 31, 2013	$9,786,202	$20,957,256	$30,743,458
Additions	28,263	346,835	375,098
Balance at March 31, 2014	$9,814,465	$21,304,091	$31,118,556

There is $150,000 of intangible exploration and evaluation expenditures as at March 31, 2014. The intangibles have not been included in the table above. There have not been any additions or disposals of intangible assets since January 1, 2014.

a.	North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of 51 exploration permits covering 13,251 square kilometres. Historical data has been compiled from the colonial period and outlined ten gold prospects for follow-up, the most prospective being the Manguredjipa prospect where 300,000 ounces of alluvial gold was mined during the colonial period. Other gold prospects warranting follow up include Lutunguru, Lubero, Makwasu, Lutela, Bilolo, Manzia, Mohanga and Ludjulu. Exploration estimates to date have not advanced to the stage of being able to identify the quantity of possible resources available for potential mining.

b.	Ngayu

The Ngayu project covers an area of 2,077 square kilometres and is found within the Orientale Province in the northeast of the Congo, approximately 270 kilometers northeast of Kisangani. The Ngayu project covers most of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaeancraton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

Due to a decrease in gold prices coupled with the reduction of the exploration budget, the Company conducted an impairment analysis whereby the carrying value of the Ngayu exploration and evaluation asset was assessed. The asset’s recoverable amount was calculated applying a fair value of $18 per ounce of gold in the ground, which was provided by a valuation analysis of an independent report on similar African exploration companies, to the Ngayu project’s Makapela mineral resource. Since the carrying value of the asset was determined to be higher than its recoverable amount, an impairment loss of $25,801,443 was recorded during the year ended December 31, 2013. As at March 31, 2014, the Company conducted an impairment analysis and concluded that an impairment charge or gain was not required.

9.	Intangible Assets

The Company’s intangible assets include licenses and rights. Based on management’s assessment, these intangible assets have been valued at $1 as their fair value is nominal.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the three months ended March 31, 2014 and March 31, 2013
(Expressed in U.S. dollars, except for per share amount - unaudited)

10.	Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

March 31, 2014
	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$273,388	-	$31,268,556
Canada	$68,755	$1	-
	$342,143	$1	$31,268,556

December 31, 2013
	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$367,309	-	$30,893,458
Canada	$77,177	$1	-
	$444,486	$1	$30,893,458

11.	Accounts Payable

The following table summarizes the Company’s accounts payable:

	March 31, 2014	December 31, 2013
Exploration and evaluation expenditures	$192,669	$259,430
Non-exploration and evaluation expenditures	$206,491	$1,869

Total Accounts Payable	$399,160	$261,299

12.	Share Capital

a)	Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value. All shares issued are fully paid.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

The Company may issue preference shares at any time and from time to time in one or more series with designations, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the three months ended March 31, 2014 and March 31, 2013
(Expressed in U.S. dollars, except for per share amount - unaudited)

As of March 31, 2014, the Company had issued and outstanding 73,439,732 common shares (December 31, 2013 – 73,439,732) and no preference shares are issued and outstanding.

b)	Common share purchase warrants

As at March 31, 2014, the Company had no common share purchase warrants outstanding (December 31, 2013 – nil).

c)	Loss per share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three months ended March 31, 2014, amounting to 73,439,732 (three months ended March 31, 2013 – 73,439,732) common shares. The diluted weighted average number of common shares outstanding for the three months ended March 31, 2014, amounting to 73,439,732 (three months ended March 31, 2013 – 73,439,732) common shares. As at March 31, 2014 5,355,000 (December 31, 2013 – 6,110,000) common shares related to options were anti-dilutive.

13.	Share-Based Payments

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the last closing price of the shares at the grant date.

Under this Stock Option Plan, 25% of options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

The following tables summarize information about stock options:

For the three months ended March 31, 2014:

Exercise Price Range (Cdn$)	Opening Balance	During the Period				Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted	Exercised	Forfeited	Expired
1.00 - 1.25	4,690,000	-	-	350,000	-	4,340,000	1.77	3,492,500	847,500
1.26 - 1.80	70,000	-	-	-	-	70,000	2.78	52,500	17,500
2.45 - 2.69	1,275,000	-	-	330,000	-	945,000	1.53	945,000	-
2.70 - 3.25	75,000	-	-	75,000	-	-	-	-	-
	6,110,000	-	-	755,000	-	5,355,000	1.74	4,490,000	865,000
Weighted Average Exercise Price (Cdn$)	1.48	-		2.04		1.40		1.46	1.08

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the three months ended March 31, 2014 and March 31, 2013
(Expressed in U.S. dollars, except for per share amount - unaudited)

For the three months ended March 31, 2013:

Exercise Price Range (Cdn$)	Opening Balance	During the Period				Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted	Exercised	Forfeited	Expired
1.00 - 1.25	5,315,000	-	-	350,000	-	4,965,000	2.73	3,135,000	1,830,000
1.26 - 1.80	110,000	-	-	-	-	110,000	3.78	55,000	55,000
2.45 - 2.69	1,465,000	-	-	150,000	-	1,315,000	2.39	1,290,000	25,000
2.70 - 3.25	75,000	-	-	-	-	75,000	2.92	75,000	-
	6,965,000	-	-	500,000	-	6,465,000	2.68	4,555,000	1,910,000
Weighted Average Exercise Price (Cdn$)	1.49	-	-	-	-	1.48	-	1.63	1.10

There were no options granted during the three months ended March 31, 2014 and 2013. The weighted average fair value of stock options issued and outstanding as at March 31, 2014 was estimated at Cdn$0.92 per stock option at the grant date (year ended December 31, 2013 – Cdn$0.98).

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

During the three months ended March 31, 2014, the Company recognized in the statement of comprehensive loss as an expense $23,116 (three months ended March 31, 2013 – $83,488) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $13,501 for the three months ended March 31, 2014 (three months ended March 31, 2013 – $56,055) related to stock options issued to employees of the Company’s subsidiary in the Congo was capitalized to exploration and evaluation assets.

Since the fair value of goods or services received from consultants cannot be estimated reliably, the Company has measured their value and the corresponding increase in equity indirectly by reference to the fair value of the equity instrument granted. During the thee months ended March 31, 2014, $nil (three months ended March 31, 2013 - $2,464) was recorded as a consulting expense with respect to stock options granted to consultants.

These amounts were credited accordingly to reserves in the statement of financial position.

14.	Commitments

Lease Commitments

The Company has entered into leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the three months ended March 31, 2014 and March 31, 2013
(Expressed in U.S. dollars, except for per share amount - unaudited)

The Company's future minimum operating lease commitments as at March 31, 2014 are as follows:

2014	$56,708
2015	$50,407
$107,115

15.	Financial risk management objectives and policies

a)	Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due from and due to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature.

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values. Cash and cash equivalents is ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than three months.

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contacts, it does not generally enter into such arrangements.

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate item in the consolidated statement of comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at March 31, 2014. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at March 31, 2014.

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the three months ended March 31, 2014 and March 31, 2013
(Expressed in U.S. dollars, except for per share amount - unaudited)

2014
Canadian dollar
Cash and cash equivalents	74,183
Accounts payable and accrued liabilities	(455,039)
Employee retention allowance	(251,190)
Total foreign currency financial assets and liabilities	(632,046)
Foreign exchange rate at March 31, 2014	0.9046
Total foreign currency financial assets and liabilities in US $	(571,749)
Impact of a 10% strengthening of the US $ on net loss	(57,175)

d)	Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, advances receivable, and due from related parties. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of its investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at March 31, 2014 and December 31, 2013 is as follows:

	March 31, 2014	December 31, 2013
Cash and cash equivalents	$81,957	$324,928
Advances receivable	$258,808	$388,763
Due from related parties	$97,727	$41,946
	$438,492	$755,637

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $399,160, accrued liabilities of $243,505, due to related parties of $109,268, and retention allowance of $635,164 are due within one year.

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment in or loss of part or all of the Company's assets.

Loncor Resources Inc.

Notes to Consolidated Financial Statements

As at and for the three months ended March 31, 2014 and March 31, 2013

(Expressed in U.S. dollars, except for per share amount - unaudited)

g)	Capital Management

The Company manages its common shares and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	March 31, 2014	December 31, 2013
Share capital	$75,715,014	$75,715,014
Reserves	$8,071,806	$8,035,188
Deficit	$(53,010,303)	$(52,771,536)
	$30,776,517	$30,978,666

16.	Supplemental cash flow information

During the periods indicated the Company undertook the following significant non-cash transactions:

		Three months ended
	Note	March 31, 2014	March 31, 2013

Depreciation included in exploration and evaluation assets	7	$57,838	$82,471
Stock-based compensation included in exploration and evaluation assets	13	$13,501	$56,055
Employee retention allowance	17	$2,800	$20,500

17.	Employee retention allowance

The Company has an incentive employee retention plan under which an amount equal to one month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company and/or a related company). To qualify for this retention allowance, an employee must complete two years of service with the Company and/or a related company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at March 31, 2014, the Company had accrued a total liability of $635,164 (December 31, 2013 - $629,554).

The following table summarizes information about changes to the Company’s employee retention allowance during the three months ended March 31, 2014.

$
Balance at December 31, 2012	490,280
Additions	139,274
Balance at December 31, 2013	629,554
Additions	5,610
Paid to employees	-
Balance at March 31, 2014	635,164

Loncor Resources Inc.
Notes to Consolidated Financial Statements
As at and for the three months ended March 31, 2014 and March 31, 2013
(Expressed in U.S. dollars, except for per share amount - unaudited)

Of the $5,610 accrued during the three months ended March 31, 2014, $2,800 (December 31 2013 - $62,958) was capitalized to exploration and evaluation expenditures.

Page 19 of 19